SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)

EQT Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

26884L109
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,656,178 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,656,178 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,656,178 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.74%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS JONATHAN Z. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 75,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS DANIEL C. HERZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS EDWARD E. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 3, 2017 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on July 5, 2017 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on July 31, 2017 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on August 14, 2017 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on September 20, 2017 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on October 2, 2017 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on October 24, 2017, ("Amendment No. 6") and Amendment No. 7 filed with the SEC on November 3, 2017 ("Amendment No. 7", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the "Schedule 13D") with respect to the shares ("Shares") of common stock, no par value, of EQT Corporation, a Pennsylvania corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 3, 5 and 7 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The two first paragraphs of Item 3 of the Schedule 13D are hereby amended and restated in their entirety as follows:

The 9,773,178 Shares reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $564.8 million.

The 9,656,178 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $558.1 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 258,176,660 Shares outstanding, which is the total of 173,832,392 Shares as of September 25, 2017 plus 227,957,481 shares of common stock of Rice Energy Inc. as of September 21, 2017 multiplied by 0.37, the exchange ratio for each share of common stock of Rice Energy Inc. for Shares, as reported in the Issuer’s Prospectus filed with the SEC pursuant to Rule 424(b)(3) on October 12, 2017.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 9,606,178 Shares, representing approximately 3.74% of the Shares outstanding.

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 7 of 8 Pages

As of the close of business on the date hereof, Mr. J. Cohen may be deemed to beneficially own 75,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Herz may be deemed to beneficially own 7,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. E. Cohen may be deemed to beneficially own 35,000 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nominee Agreements and the Cooperation Agreement, JANA, each of the Potential Nominees and Mr. E. Cohen may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 9,773,178 Shares, representing approximately 3.79% of the outstanding Shares. Each Potential Nominee expressly disclaims beneficial ownership of the Shares beneficially owned by JANA, each other Potential Nominee and Mr. E. Cohen. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each Potential Nominee and Mr. E. Cohen. Mr. E. Cohen expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each Potential Nominee.

(b) JANA has sole voting and dispositive power over the 9,656,178 Shares, which power is exercised by the Principal. Mr. J. Cohen has sole voting and dispositive power over the 75,000 Shares beneficially owned by him. Mr. Herz has sole voting and dispositive power over the 7,000 Shares beneficially owned by him. Mr. E. Cohen has sole voting and dispositive power over the 35,000 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by JANA since the filing of Amendment No. 7 is set forth in Exhibit O hereto and is incorporated herein by reference. The other Reporting Persons did not effect any transactions in the Shares since the filing of Amendment No. 7.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) November 13, 2017.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit O:	Transactions in the Shares effected since the Filing of Amendment No. 7.

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Jonathan Z. Cohen
JONATHAN Z. COHEN

/s/ Daniel C. Herz
DANIEL C. HERZ

/s/ Edward E. Cohen
EDWARD E. COHEN

EXHIBIT O

Transactions in Shares of the Issuer Since the Filing of Amendment No. 7

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 7 by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

11/07/2017	(132,259)*	63.29
11/07/2017	(21,200)*	62.94
11/08/2017	(397,492)*	64.30
11/08/2017	(100,000)*	63.98
11/13/2017	50,000	65.69

* Transactions were effected for the purpose of rebalancing the holdings of funds and accounts managed by JANA.